UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE:

1.	APPOINTMENT OF CHIEF FINANCIAL AND ADMINISTRATIVE OFFICER

Birks Group Inc. (the “Company”) entered into an employment agreement dated October 30, 2014 (the “Agreement”) with Mr. Pat Di Lillo, who will begin as Vice President, Chief Financial and Administrative Officer effective on or about January 5, 2015.

Mr. Di Lillo is Chartered Professional Accountant, CA and has over 30 years of experience in finance and accounting. Mr. Di Lillo is currently Senior Vice President, and Corporate Controller at SNC-Lavalin Group Inc., one of the world’s largest engineering and construction companies, and has been with SNC-Lavalin Group since August 2007. Prior thereto, he was at KPMG LLP, a large public accounting firm, from October 1983 to August 2007 having been appointed a partner in 1995. He holds a Bachelor of Commerce from Concordia University, a Diploma of Public Accountancy from McGill University and Chartered Professional Accountant Designation from l’Ordre des comptables professionnels agréés du Québec.

The Agreement provides Mr. Di Lillo with a base salary of CDN$325,000, a signing bonus of $90,000 payable by April 30, 2015, a minimum guaranteed bonus of CDN$60,000 for fiscal year ending March 26, 2016, an option to purchase 50,000 shares of the Company’s Class A common stock that will vest over three years and other health and retirement contribution benefits. In the event that Mr. Di Lillo is terminated without “cause” or resigns for “good reason,” as these terms are defined in the Agreement, the Agreement provides that Mr. Di Lillo will receive (i) any earned and accrued but unpaid base salary, (ii) up to six months of salary in lieu of further salary or severance payments, which may be increased by one additional month after two years of service for each additional year of service thereafter up to a maximum of twelve months after eight years of service, (iii) certain health benefits for the period that the severance will be payable in (ii), and (iv) his bonus through the date of termination and up to six months average annual bonus. Mr. Di Lillo is prohibited from competing with the Company during his employment and for a period of twelve-months thereafter.

In addition, there are no family relationships between Mr. Di Lillo and any director or other executive officer of the Company and there are no related party transactions between the Company and Mr. Di Lillo.

2.	INTERIM CHIEF FINANCIAL OFFICER

As previously announced, due to the departure of the Company’s Executive Vice President and Chief Financial Officer, Mr. Jefferey Morris was appointed Vice President and Interim Chief Financial Officer until a permanent appointment for the position is made. In connection with the appointment, Mr. Morris has the right to receive a retention bonus of US$113,500 (the “Retention Bonus”) in the event that he remains in the continuous and active employment with the Company until the filing of the Company’s Form 20-F for the fiscal year ending March 28, 2015 with the Securities and Exchange Commission (the “2015 Form 20-F”). If earned, the Retention Bonus is payable within two (2) weeks of the filing of the 2015 Form 20-F. Mr. Morris has informed the Company that his current intention is to remain with the Company until the filing of the 2015 Form 20-F.

CONTENTS:

The following document of the Registrant is submitted herewith:

99.1 Press Release dated November 11, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: November 11, 2014		Vice President, Legal Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Press release dated November 11, 2014.